Property Rental,
5%
Property &
Project
Management,
1%
Hotels &
Serviced Suites,
7%
Share of JV
Property Sales,
14%
Property Sales,
73%
Cheung Kong Holdings (1 HK) – Sold
Per Share Valuation
Company Profile
Headquartered in Hong Kong.
Conglomerate focused on residential and commercial
property development in Hong Kong and China.
Chairman – Li Ka-Shing
More than half of Cheung Kong’s value is attributable to
its 50% stake in Hutchison Whampoa (13 HK).
Other holdings include CK Life Sciences and TOM
Group.
Chairman Li Ka-Shing owns over 40% of the company.
Investment Thesis
Savvy Management
Chairman
Li-Ka Shing has a successful track record of investing and allocating capital. Through its ~40% ownership stake, management is aligned with investors.
Exposure to Asian Growth Cheung Kong’s extensive property portfolio in China offers attractive exposure to the growth of Chinese urban centers. The stake in Hutchison Whampoa also provides exposure to Asian growth through its operations in ports, property, and retail.
Potentially Undervalued Assets While the investment community has focused on the poor performance of Hutchison Whampoa’s investment in 3G, a telecommunications company, other attractive areas of Cheung Kong’s portfolio have potentially gone unnoticed, including its property investments.
Risks
Decline in Profitability A slowdown in global trade and financial markets threatens profitability in the Hong Kong and China real estate portfolios of both Cheung Kong and Hutchison
Whampoa. Hutchison’s global port operations and retail business are also at risk of profitability erosion.
Dilutive Acquisitions The company has made its reputation as an intelligent allocator of capital, but there is a risk that it will invest in poor performing investments.
Conclusion
Due to its strong relative share price performance since our initial purchase, and the availability of more attractive investment opportunities, we sold
Cheung Kong from the International Stock Fund.
3
rd
Quarter 2008
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-431|
FY ends December 31
Shares Outstanding = 2,316 million
2007 Revenues = HKD 15.4 Billion
Share Price 103.10 HKD   (7/2/08)
2008e
2007 2008e multiple
Revenues HKD 6.67 HKD 13.41 7.7x
Earnings 2.68 7.24 14.2x
Dividend 2.45 2.60 2.5%
Book Value 98.10 105.42 1.0x

Hotels, 72%
Voucher
Services, 11%
Other Revenue,
17%
Accor SA (AC FP) – Bought
Per Share Valuation
Company Profile
Headquartered in Evry, France.
Accor is one of the largest hotel operators in the world
and the global leader in prepaid voucher services.
CEO – Gilles Pellison
Geographically diversified sales in France (34%), Europe
ex. France (37%), North America (11%), Latin America
(10%) and Other Countries (8%).
Colony Capital and Eurazeo, two sophisticated private
equity investors with hospitality and real estate expertise, recently announced intention to raise combined stake in
Accor to 30%.
2007 Revenues = €8.1 Billion
Investment Thesis
Underappreciated Voucher Business The Voucher Services segment is growing revenue in the mid-teens with attractive margins and limited competition. While vouchers account for 11% of revenue, they contribute 35% of EBIT and 36% of expected future revenue growth.
Asset Light / Deleveraging Strategy Accor began selling hotel real estate assets in 2005. This strategy generates cash, improves ROIC, and reduces operating leverage.
Emerging Market Expansion Accor plans to open 100,000 hotel rooms in China and other emerging markets between 2006 and 2010. These hotels have lower rates per room, but generate higher returns compared to the existing hotel portfolio.
Focused Management Accor has an experienced management team that has a significant ownership stake in the company.
Risks
Cyclical Risk The overall hotel industry will be hurt by an economic downturn, thus mitigating Accor’s improved focus on less cyclical economy hotels in Europe.
Execution Risk Accor is only mid-way through a significant capital recycling, rebranding and expansion effort. Managing the continued restructuring effort in Europe, growth in Asia and global Voucher Services growth remains a challenge.
Voucher Services Growth Slows Increased competition and potential government intervention are two sources of risk in the fast growing and higher margin Voucher
Services business.
Conclusion
Due to its hotel portfolio transformation and strength of the Voucher Services segment, we purchased Accor in the
International Stock Fund.
3
rd
Quarter 2008
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of
Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-431  |
FY ends December 31
Shares Outstanding = 236 million
Share Price EUR 46.30 (8/7/08)
2008e
2007 2008e multiple
Revenues EUR 34.42 EUR 34.86 1.3x
Earnings 2.64 2.60 17.8x
Dividend 1.65 1.65 3.6%
Book Value 15.90 15.99 3.0x